UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HUDSON TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

HUDSON TECHNOLOGIES, INC.

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

444144-10-9

(CUSIP Number of Class of Securities

Kevin J. Zugibe

Chairman and Chief Executive Officer

Hudson Technologies, Inc.

275 North Middletown Road

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert J. Mittman, Esq.

Ethan Seer, Esq.

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

Telephone: (212) 885-5000

Telecopier: (212) 885-5001

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$1,307,488	$41.00

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,167,400 shares of common stock at the tender offer price of $1.12 per share. The fee has been previously paid.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: _______________$41.00_____ Filing Party: Hudson Technologies, Inc._____

Form or Registration No.: ______Schedule TO__________ Date Filed: _____June 29, 2007_____________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the state relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4

[   ] going-private transaction subject to Rule 13e-3

[   ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

INTRODUCTION

This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on June 29, 2007 by Hudson Technologies, Inc., a New York corporation (the "Company" ), as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 3, 2007 ("Amendment No. 1"), as further amended by Amendment No. 2 to Schedule TO filed with the SEC on July 20, 2007 ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule TO filed with the SEC on August 8, 2007 ("Amendment No. 3") relating to the Company's offer to purchase up to 1,167,400 shares of its Common Stock, par value $0.01 per share, at a price of $1.12 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2007 (the "Offer to Purchase"), a copy of which was previously filed as Exhibit (a)(1)(A) to the Company's Schedule TO, and in the Supplemental Letter of the Company to eligible participants in the Tender Offer (the "Supplemental Letter") a copy of which was previously filed with Amendment No. 1 as Exhibit (a)(1)(I) to the Company's Schedule TO, and in the Second Supplemental Letter of the Company to eligible participants in the Tender Offer (the "Second Supplemental Letter") a copy of which was previously filed with Amendment No. 3 as Exhibit (a)(1)(O) to the Company's Schedule TO, and in the Amended Letter of Transmittal (the "Letter of Transmittal"), a copy of which was previously filed as Exhibit (a)(1)(J) to Amendment No. 3.

This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

The information in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO and Amendment No. 3, respectively, as Exhibits (a)(1)(A) and (a)(1)(J), respectively, and as amended and supplemented by Amendment No. 1 and the Supplemental Letter filed with Amendment No. 1 as Exhibit (a)(1)(I), and by Amendment No. 2, and by Amendment No. 3 and the Second Supplemental Letter filed with Amendment No. 3 as Exhibit (a)(1)(M) is incorporated into this Amendment No. 4 by reference in answer to items 1 through 12 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On September 11, 2007, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 PM, Eastern time, on September 7, 2007. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(A) Press Release, dated September 11, 2007, announcing final results of the Tender Offer

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON TECHNOLOGIES, INC.

/s/ Stephen P. Mandracchia ___________

Name: Stephen P. Mandracchia

Title: Vice President Legal & Regulatory

Date: September 11, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)* Offer to Purchase, dated June 29, 2007

(a)(1)(B)* Form of Letter of Transmittal

(a)(1)(C)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)* Form of Letter to Clients

(a)(1)(E)* Form of Letter to Hudson Technologies, Inc. 401(K) Participants

(a)(1)(F)* Notice of Guaranteed Delivery

(a)(1)(G)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)* Press Release dated June 29, 2007

(a)(1)(I)** Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer

(a)(1)(J)*** Form of Amended Letter of Transmittal

(a)(1)(K)*** Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(L) *** Form of Amended Letter to Clients

(a)(1)(M)*** Second Supplemental Letter of Hudson Technologies, Inc., to eligible participants in the Tender Offer

(a)(1)(N)*** Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(O)*** Form of Amended Letter to Hudson Technologies, Inc. 401(K) Participants

(a)(1)(P) *** Press Release dated August 7, 2007

(a)(2) Not Applicable

(a)(3) Not Applicable

(a)(4) Not Applicable

(a)(5)(A) Press release dated September 11, 2007

(b)(1)* Amended and Restated Loan Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(2)* Mortgage and Security Agreement, dated June 26, 2007, between Hudson Technologies, Inc. and Keltic Financial Partners, L.P.

(b)(3)* Amended and Restated Revolving Note, dated June 26, 2007

(b)(4)* Amended and Restated Term Note A, dated June 26, 2007

(b)(5)* Term Note B, dated June 26, 2007

(c) Not Applicable

(d) Not Applicable

(e)(1)* Stock Purchase Agreement between Hudson Technologies, Inc. and Flemings Funds, dated June 28, 2007

(e)(2)* Stock Purchase Agreement between Fleming Funds and Kevin J. Zugibe, dated June 28, 2007

(e)(3)* Stock Purchase Agreement between Fleming Funds and Stephen P. Mandracchia, dated June 28, 2007

(e)(4)* Stock Purchase Agreement between Fleming Funds and Brian F. Coleman, dated June 28, 2007

(e)(5)* Stock Purchase Agreement between Fleming Funds and James R. Buscemi, dated June 28, 2007

(e)(6)* Stock Purchase Agreement between Fleming Funds and Joseph Longo, dated June 28, 2007

(f) Not Applicable

(g) Not Applicable

(h) Not Applicable

_______________

* Previously filed with the initial Schedule TO as filed with the SEC on June 29, 2007.

** Previously filed with Amendment No. 1 to Schedule TO, as filed with the SEC on July 3, 2007.

*** Previously filed with Amendment No. 3 to Schedule TO, as filed with the SEC on August 8, 2007.

Exhibit (a)(5)(A)

HUDSON TECHNOLOGIES ANNOUNCES THE FINAL RESULTS OF

ITS TENDER OFFER

Pearl River, New York - September 11, 2007 - Hudson Technologies, Inc. (Nasdaq: HDSN) today announced the final results of its Tender Offer to purchase and retire up to approximately 1.2 million additional shares of its common stock at a purchase price of $1.12 share, which expired at 5:00 PM Eastern Time on September 7, 2007.

A total of 55,353 shares of Hudson's common stock were tendered to, and accepted for purchase by Hudson in the Tender Offer, all of which will be retired by the Company. The aggregate purchase price of approximately $62,000 will be paid from existing cash reserves. Payment for the shares accepted in the tender offer will be made through the depositary agent, Continental Stock Transfer and Trust Company. The depositary agent will return stock certificates to any shareholders whose shares were tendered after the offer expired. Neither the Fleming Funds nor any directors or executive officers of the Company tendered shares.

With the completion of the tender offer, the Company now has 20,179,311 shares of common stock outstanding. The sum of $1,245,493, representing the balance of the $1.3 million authorized for the Tender Offer, will be used to purchase and retire additional shares from the Fleming Funds at the Tender Offer price of $1.12 per share. The Company expects to complete the purchase of those additional shares on or about September 25, 2007. Upon completion of the purchase of those additional shares from the Fleming Funds the Company will have 19,067,264 shares of common stock outstanding.

About Hudson Technologies

Hudson Technologies, Inc. is a leading provider of innovative solutions to recurring problems within the refrigeration industry. Hudson's proprietary RefrigerantSide® Services increase operating efficiency and energy savings, and remove moisture, oils and other contaminants frequently found in the refrigeration circuits of large comfort cooling and process refrigeration systems. Performed at a customer's site as an integral part of an effective scheduled maintenance program or in response to emergencies, RefrigerantSide® Services offer significant savings to customers due to their ability to be completed rapidly and at higher purity levels, and can be utilized while the customer's system continues to operate. In addition, the Company sells refrigerants and provides traditional reclamation services to the commercial and industrial air conditioning and refrigeration markets. For further information on Hudson, please visit the Company's web site at www.hudsontech.com. Information on Hudson's website is not a part of this release.

Safe Harbor Statement under the Private Securities Litigation Act of 1995

Statements contained herein, which are not historical facts constitute forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, changes in the markets for refrigerants (including unfavorable market conditions adversely affecting the demand for, and the price of refrigerants), the Company's ability to source refrigerants, regulatory and economic factors, seasonality, competition, litigation, the nature of supplier or customer arrangements which become available to the Company in the future, adverse weather conditions, possible technological obsolescence of existing products and services, possible reduction in the carrying value of long-lived assets, estimates of the useful life of its assets, potential environmental liability, customer concentration, the ability to obtain financing and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.  The words "believe", "expect", "anticipate", "may", "plan", "should" and similar expressions identify forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Contact: Eric Anderson

Coltrin & Associates (for Hudson Technologies)

212-221-1616 ext.117 eric_anderson@coltrin.com